Duff & Phelps Utility and Infrastructure Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

February 28, 2023

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re:        Duff & Phelps Utility and Infrastructure Fund Inc., File No.811-22533

Dear Mr. Ellington:

On behalf of the above-captioned registrant (the “Fund”), set forth below is a response to the comment that you provided by telephone on February 21, 2023 with respect to the Fund’s annual report to shareholders for the fiscal year ended October 31, 2022 (the “Annual Report”), which was included in a Form N-CSR filing of the Fund filed on January 6, 2023 (the “January 6 Form N-CSR Filing”).

COMMENT: You commented that the Management Discussion of Fund Performance in the Annual Report does not include a statement accompanying the graph and table to the effect that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares. You requested written confirmation that the Fund will comply with the disclosure requirement of Instruction 4(g)(2)(B) to Item 24 of Form N-2 going forward in its annual reports to shareholders.

RESPONSE: The Fund will comply with the disclosure requirement of Instruction 4(g)(2)(B) to Item 24 of Form N-2 in its annual reports to shareholders for the fiscal year ending October 31, 2023 and future years.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at 312-917-6529 or Alan.Meder@dpimc.com.

Very truly yours,

/s/ Alan M. Meder

Alan M. Meder Treasurer and Principal Financial Officer Duff & Phelps Utility and Infrastructure Fund Inc.

cc:        Lawrence R. Hamilton, Mayer Brown LLP